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eric butler

Co-Founder at Eric's Energy Co.

Greater Seattle Area

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Hunniwater by Hunni Co.



University of Washington



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4 connections

Experience



Chief Operations Officer
Hunniwater by Hunni Co.
Oct 2013 – Present · 5 yrs 4 mos

Co-Founder
Eric's Energy Co.
Mar 2012 – Present · 6 yrs 11 mos

Education



University of Washington

Interests



Hunniwater by Hunni Co.
22 followers



University of Washington
435,176 followers







 